CR Intrinsic Investments, LLC	D. E. Shaw Oculus Portfolios, L.L.C.
CR Intrinsic Investors, LLC	D. E. Shaw Valence Portfolios, L.L.C.
Prompt Action Requested — Please Respond As Soon As Possible
September 24, 2008

Subject:	Special General Meeting of Shareholders of
Orient-Express Hotels Ltd.
Dear Fellow Class A Shareholders:
     We are seeking your support for two important resolutions (the “Resolutions”) to be considered at the Special General Meeting of Shareholders of Orient-Express Hotels Ltd. (the “Company”) scheduled for October 10, 2008. The Resolutions are critical to the value of your investment in the Class A shares of the Company. If approved, the Resolutions would eliminate the circular ownership and voting structure that the Company has used to effectively disenfranchise all Class A shareholders. We urge you to protect the value of your investment by voting FOR both Proposal 1 and Proposal 2 on the GREEN proxy card TODAY.
Background
     As you know, the publicly traded Class A shares represent 100% of the economic capital of the Company. In 2002, the Company acquired its own super-voting Class B shares through a wholly-owned subsidiary. Since then, the Company has caused the Class B shares to be voted at every general meeting of shareholders. This vote, if valid, gives the Company control over approximately 81% of the voting power on all matters that are put to a shareholder vote — creating an unprecedented, and we believe unlawful, circular ownership and voting structure. This structure deprives the Class A shareholders of their right to control the outcome of every action normally reserved for shareholders under Bermuda law — even on a matter as fundamental to shareholders as the election of directors.
     Under Bermuda law, a company is prohibited from voting its treasury shares. In our view and the view of our Bermuda counsel, the Company’s circular ownership and voting structure is unlawful under Bermuda law and has resulted in the Company’s affairs being conducted in a manner that is oppressive and unfairly prejudicial to the interests of the Class A shareholders. The Board of Directors has refused to remedy this situation despite repeated requests from Class A shareholders.
     We believe the circular ownership and voting structure is harming the value of your investment in the Company. In the absence of effective accountability to shareholders, the Board — which with the exception of James B. Sherwood owns less than 0.3% of the Company in the aggregate — has done a poor job of creating shareholder value. Since October 2007, the value of the publicly-held Class A shares has declined by almost 50%. We believe that a significant part of this decline is due to the material valuation overhang caused by the Company’s circular governance structure, which makes it impossible for shareholders to hold the Board and management accountable for their poor performance.

Special General Meeting
     We have called the Special General Meeting to rectify the Company’s unacceptable denial of shareholder rights. The Resolutions, if adopted, would amend and conform the Company’s Bye-laws to comply with current Bermuda law and would provide the owners of Class A shares with the voting power commensurate with their economic interest. Specifically, the Resolutions seek to amend the Company’s Bye-laws to classify the Class B shares as treasury shares pursuant to Bermuda law and cause them to be cancelled.
     The incumbent directors, in an effort to defeat the Resolutions and further entrench themselves, may attempt to cast the Special General Meeting as an effort to strip the Company of its defensive measures against a takeover attempt. This is inaccurate. Approval of the Resolutions will not affect in any way the Company’s existing rights agreement or any of its other anti-takeover provisions, including limitations on removing directors, all of which will continue to be in effect.
     Your vote is especially important because the Board has already announced, without waiting to review the rationale in our Proxy Statement, that it will cause the super-voting Class B shares to be voted against the Resolutions. We believe the Board made this announcement in an effort to intimidate Class A shareholders and discourage them from voting. Therefore, it is important that as many Class A shareholders as possible vote FOR the Resolutions in order to support the proposition that preventing Class A shareholders from having an effective vote at shareholder meetings is oppressive and unfairly prejudicial to the interests of the shareholders.
     Unless the Board reverses its position and refrains from voting the Class B shares at the Special General Meeting, we intend to pursue available legal remedies to challenge the Board’s actions and the validity of the Class B shareholding structure. The Board’s unwillingness to address an issue of concern to a substantial number of Class A shareholders could be an important factor in any future adjudication of that issue.
Action Requested
➢	We urge you to vote FOR both Proposal 1 and Proposal 2 on the GREEN proxy card. Please review the attached Proxy Statement, and return the GREEN proxy card as soon as possible in the postage paid envelope provided.
➢	If you have questions about how to vote your shares or need assistance, please contact:
INNISFREE M&A INCORPORATED
Shareholders Call Toll-Free: (877) 750-5834
Banks and Brokers Call Collect: (212) 750-5833
➢	We urge you NOT to sign any proxy card sent to you by the Company. If you have already done so, you have every legal right to change your vote by using the enclosed GREEN proxy card to vote TODAY.
     Time is short, so we ask that you vote your shares today by following the instructions on the enclosed GREEN proxy card.
Thank you for your consideration,

CR Intrinsic Investments, LLC	D. E. Shaw Oculus Portfolios, L.L.C.
CR Intrinsic Investors, LLC	D. E. Shaw Valence Portfolios, L.L.C.

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF
ORIENT-EXPRESS HOTELS LTD.
ON OCTOBER 10, 2008
PROXY STATEMENT
OF
CR INTRINSIC INVESTMENTS, LLC
CR INTRINSIC INVESTORS, LLC
D. E. SHAW OCULUS PORTFOLIOS, L.L.C.
D. E. SHAW VALENCE PORTFOLIOS, L.L.C.
September 24, 2008
Dear Fellow Class A Shareholders:
     This proxy statement (the “Proxy Statement”) and the enclosed GREEN proxy card are being furnished to you by CR Intrinsic Investments, LLC, CR Intrinsic Investors, LLC, D. E. Shaw Valence Portfolios, L.L.C. and D. E. Shaw Oculus Portfolios, L.L.C. (collectively, “we”, “us” or the “Requisitioning Shareholders”).
THE REASON FOR A SPECIAL GENERAL MEETING
     Like you, we are holders of Class A shares of Orient-Express Hotels Ltd., a company incorporated under the laws of Bermuda (the “Company”). We are soliciting your proxy for a special general meeting of shareholders of the Company scheduled to be held on October 10, 2008 (the “Special General Meeting”). The Special General Meeting addresses a question that is critical to the value of your investment in Class A shares.
     The Class A shares are the only shares in the Company held by investors and represent 100% of the economic capital of the Company. However, if the Company’s current corporate governance structure is valid, holders of Class A shares, even if they were to act unanimously, do not have sufficient voting power to take any of the actions normally reserved for corporate shareholders under Bermuda law. This is because the Board of Directors of the Company (the “Board”) purports to exercise control over approximately 81% of the Company’s total voting power by virtue of the Company’s control over Orient Express Holdings 1 Ltd. (“Voting Sub”), a wholly owned subsidiary of the Company whose only purpose appears to be holding and voting the Company’s Class B super-voting shares.1 Each Class B share has ten times the voting power of each Class A share. We believe that this unique circular voting structure is utilized for the express purpose of placing unfettered control of the Company in its own hands and evading any accountability to the Company’s shareholders.
     In our view and the view of our Bermuda counsel, the Company’s circular ownership and voting structure is unlawful under Bermuda law and has resulted in the Company’s affairs being conducted in a manner that is oppressive and unfairly prejudicial to the interests of the Class A shareholders. Where a company purports to control itself through its own subsidiary, which is the case for the Company and Voting Sub, logic and law demand that the parent and its subsidiary be treated as one and the same company. Under current Bermuda law, a company can only own shares in itself if such shares are designated as ‘treasury’ shares and not voted. Nevertheless, the Company, through Voting Sub, has voted the Class B shares at every annual general meeting since it took possession of them. The Board has stated publicly its belief that the Class B share structure is “in the best interests of the Company.” The Board, however, has yet to put forth a satisfactory justification for its apparent

[1]	This is in contrast to every other dual-class shareholding structure we have encountered, where super-voting shares are held outside of the company, for example by members of a founding family.

belief that depriving shareholders of their voting power serves the best interests of the Company and its shareholders.
     In the absence of effective accountability to shareholders, the Board — which with the exception of James B. Sherwood owns less than 0.3% of the Company in the aggregate — has done a poor job of creating shareholder value. Since October 2007, the value of the publicly held Class A shares has declined by almost 50%. We believe a significant part of this decline is due to the material valuation overhang caused by the Company’s circular governance structure, which makes it impossible for shareholders to hold the Board and management accountable for their poor performance.
     The Company claims that investors who bought the Class A shares should have known that they had no voting power and therefore cannot now complain. We emphatically disagree. The law in Bermuda is clear: prior disclosure cannot cure an unlawful corporate governance structure or excuse its operation in a manner prejudicial to the normal and customary rights of a company’s shareholders.
     Before calling the Special General Meeting, we sought to persuade the Board that it legally could not, and in any event should not, ever vote the Class B shares. We have further requested that the Board cancel the Class B shares since they were improperly issued and have been used for an impermissible purpose in violation of the Bermuda Companies Act of 1981 (as amended, the “Companies Act”). The Board has repeatedly rejected our overtures and has not offered any sufficient basis to support its position that the Class B shares can legally be voted.
     Accordingly, we have called the Special General Meeting to propose two resolutions (the “Resolutions”) that, if adopted, would bring the Company’s governance structure into compliance with Bermuda law.
(1)	The first Resolution would amend the Company’s Bye-laws so that any shares of the Company, including the Class B shares, that are owned by the Company or its subsidiaries would be treated as ‘treasury shares’ as defined under the Companies Act. The Companies Act states that any shares held as ‘treasury shares’ must either be cancelled or held without the exercise of any voting rights.

(2)	The second Resolution would direct the Company to cancel the Class B shares currently held by Voting Sub. We believe this additional step should be taken because the Class B shares serve no purpose other than to perpetuate the current Board.
     The Board may attempt to cast the Special General Meeting as an effort to strip the Company of its defensive measures against a takeover attempt. This is inaccurate. Approval of the Resolutions will not affect in any way the Company’s existing rights agreement or any of its other anti-takeover provisions, including limitations on removing directors, all of which will continue to be in effect.
     In a continuing effort to protect the directors’ entrenched position, the Board has already announced, without waiting to review our rationale in this Proxy Statement, that it will cause the Class B shares to be voted against the Resolutions. We believe the Board has made this advance announcement in an effort to intimidate Class A shareholders and discourage them from voting in favor of the Resolutions. Therefore, it is important that as many Class A shareholders as possible vote FOR the Resolutions in order to support the proposition that preventing Class A shareholders from having an effective vote at shareholder meetings is oppressive and unfairly prejudicial to the interests of the shareholders. Unless the Board reverses its position before the Special General Meeting, the Requisitioning Shareholders intend to challenge the Board’s actions and the legal validity of the Class B shareholding structure. We believe the Board’s unwillingness to address an issue of concern to a substantial number of Class A shareholders could be an important factor in any future adjudication of that issue.
     The Requisitioning Shareholders beneficially own, in the aggregate, 6,053,678 Class A shares, representing approximately 14.3% of the Company’s outstanding Class A shares, and intend to vote all of their Class A shares FOR both Resolutions. We respectfully request that you do the same.

THE REQUISITIONING SHAREHOLDERS’ PROPOSALS
The text of the two proposed binding Resolutions is set forth below, along with an explanation of each proposal.
PROPOSAL 1
AMENDMENT TO THE COMPANY’S BYE-LAWS
     Proposal 1 consists of the following binding Resolution:
     RESOLVED,
          That:
1.1	the bye-laws of the Company (the “Bye-laws”) shall be amended by the addition of the following new bye-law 10A:
“10A.1	Any share of the Company that is held directly or indirectly by the Company (including without limitation any share held by any direct or indirect subsidiary of the Company) shall be treated by the Company as a treasury share acquired and held by the Company in accordance with Section 42B of the Companies Act. For the avoidance of doubt, if any such share is held by a direct or indirect subsidiary of the Company, such share and its holder shall be subject to the same restrictions and exclusions (including without limitation those with respect to voting, member rights, dividends and distributions) as would apply under Section 42B of the Companies Act were such share held by the Company directly.

10A.2	Subject to the foregoing, the Company may, without the sanction of a Resolution, acquire on such terms as the Board thinks fit and hold shares of the Company as treasury shares in accordance with these Bye-laws and the Companies Act”; and
1.2	the Board is directed by the shareholders to take such action as is necessary or appropriate (including without limitation obtaining any further consents and approvals) to give effect to the amendment of the Bye-laws referred to in paragraph 1.1 above for the purposes of Bye-law 127 of the Bye-laws.
EXPLANATION OF PROPOSAL 1
     The first Resolution has two parts. The first part would amend the Bye-laws to require that the Company, in accordance with Bermuda law, treat the Class B shares as ‘treasury shares’ under Bermuda law and no longer vote them. The Company would be required to comply with applicable Bermuda law principles and treat shares held indirectly through its subsidiaries in the same manner as shares directly held by the Company itself.
     The specific rules for treasury shares are set forth in the Companies Act, particularly as amended in 2006. Sections 42B(10) and (11) of the Companies Act provide that:
•	The holder of treasury shares will not exercise rights with respect to those shares, including voting rights.

•	For the purposes of calculating the voting power of the Company for quorum or voting purposes, treasury shares are not counted.

•	Treasury shares do not receive dividends or distributions.
     The second part of the first Resolution would amend the Bye-laws to provide that the Company may acquire and hold treasury shares subject to these generally-applicable rules. This would provide the Company with proper flexibility to hold treasury shares from time to time. The right to hold treasury shares has become an accepted bye-law provision for Bermuda companies since the rules for treasury shares were introduced in 2006.
     We believe that the first Resolution is, in essence, a clarification of the Company’s Bye-laws to bring them into compliance with Bermuda law. If Bermuda law were interpreted to allow shares to be ‘parked’ in and voted by wholly owned subsidiaries, the limitation in the Companies Act on the voting power of treasury shares would be effectively meaningless.
PROPOSAL 2
CANCELLATION OF THE CLASS B SHARES
     Proposal 2 consists of the following binding Resolution:
     RESOLVED,
That the Board is directed by the shareholders, to the extent permitted by the Companies Act 1981 (as amended), immediately to take all such action as is necessary or appropriate to cancel all class B common shares of par value US$0.01 each in the Company immediately after the passing of this resolution in accordance with the Companies Act 1981 (as amended).
EXPLANATION OF PROPOSAL 2
     This Resolution would instruct the Board to take such action as may be necessary or appropriate to cancel the Class B shares. We believe the Class B shares are void because they were acquired before Bermuda law had treasury share rules permitting companies to acquire their own shares. The second Resolution would resolve this problem by requiring formal cancellation of the Board-controlled Class B shares. If the Class B shares were cancelled, the voting power of the Company’s shareholders would then rest, appropriately, with the holders of the Class A shares.

THE REQUISITIONING SHAREHOLDERS’ RECOMMENDATIONS
     The Requisitioning Shareholders are soliciting proxies to vote FOR the Resolution that would amend the Bye-laws and direct the Board to take such action as is necessary to treat the Class B shares as ‘treasury shares’ under Bermuda law, and FOR the Resolution that would direct the Board to cancel all of the Class B shares. The Requisitioning Shareholders urge you to vote your GREEN proxy card FOR the Resolutions.
WHO CAN VOTE
     The Company has disclosed that the record date for determining shareholders entitled to notice of and to vote at the Special General Meeting is September 22, 2008 (the “Record Date”). Only holders of record at the close of business on the Record Date will be entitled to vote at the Special General Meeting and at any adjournment thereof. Each Class A share is entitled to one-tenth of one vote per share on each matter as may properly be brought before the Special General Meeting. We do not believe the Class B shares can validly be voted on the Resolutions, but note that the Board has announced that the Class B shares will be voted.
     HOLDERS OF CLASS A SHARES AS OF THE RECORD DATE ARE URGED TO SUBMIT A GREEN PROXY CARD EVEN IF YOUR CLASS A SHARES WERE SOLD AFTER THE RECORD DATE.
HOW TO VOTE YOUR SHARES
     Instructions for submitting your GREEN proxy card are provided below. We urge you to vote by proxy, even if you plan to attend the Special General Meeting. If you vote by proxy, it will not preclude your ability to vote in person at the Meeting.
     Depending upon how you hold your shares, you may vote in a number of different ways. Please follow the instructions on your GREEN proxy card or voting instruction form:
1.	Sign, date and return the enclosed GREEN proxy card in the enclosed postage-paid envelope.

2.	Beneficial holders may be able to direct voting of their shares via the Internet by following the voting instructions provided by their bank, broker or other custodian. Your Internet vote authorizes the named proxies to vote your Class A shares in the same manner as if you had signed and returned a GREEN proxy card. You must contact your bank, broker or other custodian to see if Internet voting is available in respect of your shares.

3.	Beneficial holders may be able to direct voting of their shares by telephone by following the voting instructions provided by their bank, broker or other custodian. Your telephone vote authorizes the named proxies to vote your shares in the same manner as if you had signed and returned a GREEN proxy card. You must contact your bank, broker or other custodian to see if telephone voting is available in respect of your shares.

4.	Vote in person by attending the Special General Meeting. Written ballots will be distributed to shareholders who wish to vote in person at the Special General Meeting. If you hold your shares through a bank, broker or other custodian, you must obtain a legal proxy from such bank, broker or other custodian in order to vote in person at the meeting.
     IF YOUR CLASS A SHARES ARE REGISTERED IN YOUR OWN NAME, PLEASE USE THE ENCLOSED GREEN PROXY CARD TO VOTE TODAY BY SIGNING, DATING, AND RETURNING THE ENCLOSED GREEN PROXY CARD IN THE ENVELOPE PROVIDED.
     IF ANY OF YOUR CLASS A SHARES ARE HELD IN THE NAME OF A BANK, BROKER OR OTHER CUSTODIAN ON THE RECORD DATE, ONLY IT CAN VOTE SUCH CLASS A SHARES AND ONLY UPON

RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE FOLLOW THE DIRECTIONS PROVIDED BY YOUR BANK, BROKER OR OTHER CUSTODIAN TO SUBMIT YOUR VOTING INSTRUCTIONS ON THE GREEN PROXY CARD TODAY. PLEASE ALSO CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE ON YOUR BEHALF THE GREEN PROXY CARD TODAY.
     WE URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY THE COMPANY. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PREVIOUSLY SIGNED COMPANY PROXY BY SIGNING AND RETURNING A LATER-DATED GREEN PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. ONLY YOUR LATEST-DATED PROXY WILL COUNT. YOU CAN ALSO REVOKE YOUR PREVIOUSLY SIGNED PROXY BY DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE REQUISITIONING SHAREHOLDERS OR TO THE SECRETARY OF THE COMPANY.
     A GREEN proxy card that is returned to the Requisitioning Shareholders will be voted as you indicate on it. If a GREEN proxy card is returned without a vote indicated thereon, the Class A shares represented thereby will be voted FOR both Resolutions. A GREEN proxy card will also be voted in the proxy holders’ discretion with respect to such other matters as may properly come before the meeting.
WHOM TO CONTACT FOR ASSISTANCE
     The Requisitioning Shareholders have retained Innisfree M&A Incorporated to assist in communicating with shareholders in connection with the proxy solicitation. If you have any questions about executing your GREEN proxy card or if you require assistance, please contact:
Innisfree M&A Incorporated
Shareholders Call Toll-Free: (888) 750-5834
Banks and Brokers Call Collect: (212) 750-5833

VOTING AND PROXY PROCEDURES
     Only shareholders of record on the Record Date will be entitled to notice of, and to vote at, the Special General Meeting. Each Class A share is entitled to one-tenth of one vote per share on each matter as may properly be brought before the Special General Meeting. According to the Company’s most recent Quarterly Report, there are 42,469,500 Class A shares outstanding.
     We do not believe the Class B shares have any valid voting power under Bermuda law. However, the Board has taken the position publicly that the Class B shares are each entitled to one vote per share on each matter as may properly be brought before the Special General Meeting. According to the Company’s most recent Quarterly Report, there are 18,044,478 Class B shares outstanding.
     Under applicable Bermuda law and the Company’s Bye-laws, if a quorum is present in person or by proxy at the Special General Meeting, the favorable vote of a simple majority of the votes cast by holders with the right to vote, voting together as a single class, will be required in order to approve the Resolutions.
     Class A Shares represented by properly executed GREEN proxy cards will be voted at the Special General Meeting as marked and, in the absence of specific instructions, will be voted FOR the Resolutions.
     Shareholders may revoke their proxies in their sole discretion at any time prior to the Special General Meeting. You may revoke any previously signed Company proxy by signing and returning a later-dated GREEN proxy card in the enclosed postage-paid envelope or by delivering a written notice of revocation to the Requisitioning Shareholders or to the Secretary of the Company. The revocation may be delivered either to (a) the Requisitioning Shareholders, in care of Innisfree M&A Incorporated, FDR Station, P.O. Box 5155, New York, NY 10150-5155, or (b) the Company, Attention: Secretary, Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda, or any other address provided by the Company. Although a revocation is effective if delivered to the Company, the Requisitioning Shareholders request that either the original or photostatic copies of all revocations be mailed to the Requisitioning Shareholders, in care of Innisfree M&A Incorporated, at the address set forth above so that the Requisitioning Shareholders will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Class A shares.
     YOUR VOTE IS EXTREMELY IMPORTANT NO MATTER HOW MANY OR HOW FEW CLASS A SHARES YOU OWN. PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GREEN PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. A PROPERLY EXECUTED PROXY CARD THAT IS RETURNED TO THE REQUISITIONING SHAREHOLDERS WILL BE VOTED AS THE SHAREHOLDER INDICATES THEREON. IF A PROPERLY EXECUTED GREEN PROXY CARD IS RETURNED WITHOUT A VOTE INDICATED THEREON, IT WILL BE VOTED FOR THE RESOLUTIONS.
COST AND METHOD OF SOLICITATION
     The Requisitioning Shareholders have retained Innisfree M&A Incorporated to serve as an advisor and to provide consulting and analytic services and solicitation services in connection with the solicitation of proxies. For these services, Innisfree M&A Incorporated is to receive a fee not to exceed $250,000, plus reimbursement for its reasonable out-of-pocket expenses. The Requisitioning Shareholders have agreed to indemnify Innisfree M&A Incorporated against certain liabilities and expenses. The Requisitioning Shareholders have agreed to apportion these fees and, if applicable, such indemnity fifty percent to CR Intrinsic Investors, LLC and fifty percent to D. E. Shaw Valence Portfolios, L.L.C. and D. E. Shaw Oculus Portfolios, L.L.C.
     The Requisitioning Shareholders are making the solicitation of proxies pursuant to this Proxy Statement. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisement. It is anticipated that certain employees of the Requisitioning Shareholders or of their affiliates will participate in the solicitation of proxies, none of whom will receive additional compensation for such participation. In addition, the Requisitioning Shareholders’ proxy solicitor, Innisfree M&A Incorporated, will solicit proxies for the Special General Meeting. It is anticipated that Innisfree M&A Incorporated will employ approximately 75 persons to do so. The Requisitioning Shareholders have requested banks, brokerage houses and other custodians to forward all solicitation materials to the beneficial owners of the Class A Shares they hold of record. The Requisitioning Shareholders will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. The Requisitioning Shareholders intend to bear the costs of this solicitation. The Requisitioning Shareholders do not intend to seek reimbursement of the costs of this solicitation from the Company but may decide to do so in the future.
     In making this solicitation, the Requisitioning Shareholders are not seeking to, and will not, pursuant to any agreement, arrangement or understanding (whether formal or informal), actively cooperate with any other shareholder of the Company either in the acquisition or holding by any of them of shares, or in the exercise of voting rights with respect to shares, of the Company.
CERTAIN INFORMATION ABOUT THE COMPANY
     Orient-Express Hotels Ltd. is a Bermuda company with its registered office located at the offices of Appleby, Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda. The Company’s principal executive office is located at 22 Victoria Street, P.O. Box HM 1179, Hamilton HMEX, Bermuda. The Company is incorporated in the Islands of Bermuda and is a “foreign private issuer” within the meaning of the rules of the U.S. Securities and Exchange Commission (the “SEC”). As such, the Company has publicly disclosed that it is exempt from the SEC’s rules relating to the disclosure and procedural requirements for proxy solicitations. In addition, directors, officers and ten percent shareholders of the Company are exempt from the reporting and “short-swing profits” liability provisions in Section 16 of the U.S. Securities Exchange Act of 1934. The Company has elected to file annual and periodic reports with the SEC on forms applicable to United States domestic issuers (Form 10-K, 10-Q and 8-K, including the certifications required by Item 601(b)(31) of Regulation S-K) although it is eligible to file such reports on other forms available to foreign private issuers.
OTHER MATTERS AND ADDITIONAL INFORMATION
     The Requisitioning Shareholders are unaware of any other matters to be considered at the Special General Meeting. Should other proposals be brought before the Special General Meeting of which the Requisitioning Shareholders are not made aware within a reasonable period of time prior to the Special General Meeting, the persons named as proxies on the enclosed GREEN proxy card will vote on such matters in their discretion.

SCHEDULE I
INFORMATION ABOUT THE REQUISITIONING SHAREHOLDERS AND PARTICIPANTS
     This proxy solicitation is being conducted by the Requisitioning Shareholders, which are described below. The Requisitioning Shareholders, together, are beneficial owners of approximately 14.3% of the outstanding Class A shares of the Company. Each of the Requisitioning Shareholders is a participant in this proxy solicitation.
D. E. Shaw Valence Portfolios L.L.C and D. E. Shaw Oculus Portfolios L.L.C.
     D. E. Shaw Valence Portfolios, L.L.C. is a Delaware limited liability company (“Valence”). The principal business of Valence is that of a limited liability company focusing primarily on equity and equity-linked securities related investment strategies.  As of the Record Date and the date of mailing of this Proxy Statement, Valence beneficially owns and has shared voting power and shared dispositive power with regard to 2,273,300 Class A shares.
     D. E. Shaw Oculus Portfolios, L.L.C. is a Delaware limited liability company (“Oculus”). The principal business of Oculus is that of a limited liability company focusing primarily on designated higher volatility investment strategies.  As of the Record Date and the date of mailing of this Proxy Statement, Oculus beneficially owns and has shared voting power and shared dispositive power with regard to 945,344 Class A shares and, in addition, an affiliate of Valence and Oculus beneficially owns and has shared voting power and shared dispositive power with regard to 34 Class A shares.
     The business address and principal office of Valence and Oculus is 120 West Forty-Fifth Street, 39th Floor, New York, New York 10036.
CR Intrinsic Investments, LLC, CR Intrinsic Investors, LLC and Certain Affiliates
     CR Intrinsic Investments, LLC is an Anguillan limited liability company (“CR Intrinsic Investments”). The principal business of CR Intrinsic Investments is to serve as a private investment limited liability company. As of the Record Date and the date of mailing of this Proxy Statement, CR Intrinsic Investments beneficially owns and has shared voting power and shared dispositive power with regard to 2,835,000 Class A shares.
     CR Intrinsic Investors, LLC is a Delaware limited liability company (“CR Intrinsic Investors”). The principal business of CR Intrinsic Investors is to serve as investment manager to CR Intrinsic Investments and to control the investing and trading in securities by this private investment fund. As of the Record Date and the date of mailing of this Proxy Statement, CR Intrinsic Investors beneficially owns and has shared voting power and shared dispositive power with regard to 2,835,000 Class A shares.
     Steven A. Cohen, a citizen of the United States of America, serves as a principal of CR Intrinsic Investors and of certain other affiliated entities. As of the Record Date and the date of mailing of this Proxy Statement, Mr. Cohen beneficially owns and has shared voting power and shared dispositive power with regard to 2,835,000 Class A shares.
     CR Intrinsic Investors and Mr. Cohen own directly no Class A shares. Pursuant to an investment management agreement, CR Intrinsic Investors holds all investment and voting power with respect to securities held by CR Intrinsic Investments. Mr. Cohen, through one or more intermediary holding companies, controls CR Intrinsic Investors. By reason of the provisions of Rule 13d-3 under the U.S. Securities Exchange Act of 1934, as amended, each of CR Intrinsic Investors and Mr. Cohen may be deemed to beneficially own the 2,835,000 shares of Common Stock disclosed above. Each of CR Intrinsic Investments, CR Intrinsic Investors and Mr. Cohen expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such person’s management and control.
     CR Intrinsic Investments, CR Intrinsic Investors, Mr. Cohen and/or one or more affiliates of such persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of shares of Class A shares, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of Class A shares, the relative value of Class A shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which Class A shares may be included, or a combination of any of the foregoing. In addition to the Class A shares beneficially owned by CR Intrinsic Investments, CR Intrinsic Investors and Mr. Cohen as disclosed above, as of the Record Date and date of mailing of this Proxy Statement S.A.C. MultiQuant Fund, LLC, an affiliate of such persons, has long economic exposure to 17,000 Class A shares and short economic exposure to 12,400 Class A shares through such contracts. These contracts do not give CR Intrinsic Investments, CR Intrinsic Investors, Mr. Cohen or S.A.C. MultiQuant Fund, LLC direct or indirect voting, investment or dispositive control over any securities of the Company and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Company. Accordingly, such persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.
     The address of the principal business office of (i) CR Intrinsic Investors and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902, and (ii) CR Intrinsic Investments is Box 174, Mitchell House, The Valley, Anguilla, British West Indies.
Interests of the Participants
     Each Requisitioning Shareholder, indirectly through the beneficial ownership of Class A shares, has an interest in the adoption of the proposed Resolutions at the Special General Meeting.
     As of June 2, 2008, Valence, Oculus and CR Intrinsic Investments entered into an agreement (the “Letter Agreement”) pursuant to which, among other representations, warranties and covenants, each of them agreed, on its own behalf and on behalf of certain affiliates, to: (1) share information with respect to their respective acquisitions of shares of Class A shares; (2) restrict certain acquisitions and dispositions of shares of Class A shares; (3) consult with each other prior to making any public statements relating to the Company; and (4) potentially share certain expenses incurred in connection with the transactions contemplated by the Letter Agreement, in each case during the term of the Letter Agreement. The Requisitioning Shareholders attached the Letter Agreement as an exhibit to their respective filings on Schedule 13D filed on June 3, 2008.
     Other than as disclosed in this Proxy Statement, there are no agreements, arrangements or understandings between the Requisitioning Shareholders or any other person or persons with respect to the adoption of the Resolutions.
     Valence, Oculus, CR Intrinsic Investments, CR Intrinsic Investors and Mr. Cohen have each filed with the SEC a statement on Schedule 13D, which contains information in addition to that furnished herein. Each Schedule 13D, including amendments thereto, may be inspected at, and copies may be obtained from, the public reference facilities maintained at the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of such material can also be obtained upon written request addressed to the SEC, Public Reference Section, 100 F Street, N.E., Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site on the Internet, (http://www.sec.gov), where reports, proxy and information statements and other information regarding issuers and others that file electronically with the SEC may be obtained free of charge.

IMPORTANT!
     Your vote is extremely important no matter how many or how few Class A shares you own. If your Class A shares are registered in your own name, please sign, date and return the enclosed GREEN proxy card today in the postage-paid envelope provided.
     If any of your Class A Shares are held in the name of a bank, broker or other custodian, only it can vote such Class A Shares and only upon receipt of your specific instructions. Accordingly, please follow the directions provided by your bank, broker or other custodian to submit your voting instructions on the GREEN proxy card today. Please also contact the person responsible for your account and instruct that person to execute on your behalf the GREEN proxy card today.
PLEASE DO NOT RETURN ANY PROXY CARD SUPPLIED TO YOU BY THE COMPANY,
AS IT MAY REVOKE YOUR PREVIOUS GREEN PROXY.
REMEMBER, ONLY YOUR LATEST-DATED PROXY COUNTS!
     If you have any questions or require any additional information concerning this Proxy Statement, please contact the Requisitioning Shareholders’ proxy solicitor:
Innisfree M&A Incorporated
Shareholders Call Toll Free: (888) 750-5834
Banks and Brokers Call Collect: (212) 750-5833

6PLEASE DETACH PROXY CARD HERE AND SIGN, DATE AND RETURN IN THE ENVELOPE PROVIDED6 PLEASE VOTE TODAY! PROXY SOLICITED BY THE REQUISITIONING SHAREHOLDERS Special General Meeting of Shareholders of Orient-Express Hotels Ltd. October 10, 2008 The undersigned appoints David Gibson, Michael O’Mary, Michael Doniger and Steven Spencer, and each of them, with full power of substitution, as proxies for the undersigned and authorizes each of them to represent and vote, as designated below, all Class A shares of Orient-Express Hotels Ltd. (the “Company”) which the undersigned would be entitled to vote if personally present at the Special General Meeting of Shareholders of the Company, and including at any adjournments or postponement s thereof and at any Special General Meeting called in lieu thereof. The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of the Company held by the undersigned and represented hereby, and hereby ratifies and confirms all action the herein named proxies, their substitutes, or any of them may lawfully take by virtue hereof. IF YOU SIGN AND RETURN THIS PROXY CARD, AND DO NOT DIRECT HOW THE PROXY IS TO BE VOTED, THE PROXY WILL BE VOTED FOR EACH OF THE PROPOSALS SET FORTH HEREON. THIS PROXY IS SOLICITED ON BEHALF OF D. E. SHAW OCULUS PORTFOLIOS, L.L.C., D. E. SHAW VALENCE PORTFOLIOS, L.L.C., CR INTRINSIC INVESTORS, LLC AND CR INTRINSIC INVESTMENTS, LLC (the “Requisitioning Shareholders”) AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF ORIENT-EXPRESS HOTELS LTD. (Continued and to be signed and dated on the reverse)

PROXY SOLICITED BY THE REQUISITIONING SHAREHOLDERS Special General Meeting of Shareholders of Orient-Express Hotels Ltd. October 10, 2008 YOUR VOTE IS IMPORTANT Please take a moment now to vote your Class A shares of Orient-Express Hotels Ltd. for the upcoming Special General Meeting of Shareholders. PLEASE REVIEW THE PROXY STATEMENT AND VOTE TODAY: Please sign, date and return the proxy card in the envelope provided, or mail to: D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw Valence Portfolios, L.L.C., CR Intrinsic Investors, LLC and CR Intrinsic Investments, LLC c/o Innisfree M&A Incorporated FDR Station P.O. Box 5155 New York, NY 10150-5155 6PLEASE DETACH PROXY CARD HERE AND SIGN, DATE AND RETURN IN THE ENVELOPE PROVIDED6 Please mark your votes as in this example using dark ink only. The Requisitioning Shareholders recommend that you vote FOR each of Proposals 1 and 2. Proposal 1: To amend the Bye-Laws of the Company, and direct the Board of Directors to take such action as is necessary, to treat the Class B Shares of the Company par value US$0.01 each (the “Class B Shares”) as ‘treasury shares’ under Bermuda law. Proposal 2: To direct the Board of Directors to cancel all of the Class B Shares. The undersigned hereby authorizes the herein named proxies and each of them, with full power of substitution, to vote, in their discretion, upon such other matters as may properly come before the Special General Meeting, including, without limitation, (i) any matter referred to in the notice of meeting issued by the Company, (ii) any matter set out in the preceding paragraphs of this proxy card regarding which the individuals named as proxies on this proxy card have not been given express instruct ion, and (iii) such other matters as may properly come before the Special General Meeting, of which such persons are not made aware within a reasonable period of time prior to the Special General Meeting. Date, 2008 Signature Signature (if held jointly) Title FORAGAINSTABSTAINWhen shares are held jointly, joint owners should each sign. Executors, administrators, trustees, etc., should indicate the capacity in which signing. If shareholder is a corporation or partnership, please sign in full corporate or partnership name by authorized person indicating title.